UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 29, 2021

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Total number of voting rights and share capital in Novo Nordisk A/S as of 29 April 2021

Bagsværd, Denmark, 29 April 2021 – In accordance with Section 32 of the Danish Capital Markets Act, Novo Nordisk A/S is required to publish the total number of voting rights and the size of the share capital in Novo Nordisk A/S as per the end of a month where changes therein have occurred.

Referring to Company Announcement no 27/2021 dated 27 April 2021, please find below a statement regarding the total number of voting rights and share capital in Novo Nordisk A/S as per 29 April 2021.

	Number of shares (of DKK 0.20 each)	Share capital (nominal value, DKK)	Number of votes[1]
A shares	537,436,000	107,487,200	107,487,200,000
B shares	1,772,564,000	354,512,800	35,451,280,000
Total	2,310,000,000	462,000,000	142,938,480,000

1 Each A share of DKK 0.01 carries 10 votes, whereas each B share of DKK 0.01 carries one vote. Thus, each A share of DKK 0.20 carries 200 votes and each B share of DKK 0.20 (the present denomination of the company's shares) carries 20 votes. Treasury shares are included in the table above but voting rights of treasury shares are suspended at the general meetings of Novo Nordisk A/S.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com
Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 28 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 29, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer